Filed Pursuant to Rule 424(b)(3)
                                                     Registration No. 333-116272

                              PROSPECTUS SUPPLEMENT
                                    Number 3
                                       to
                          Prospectus dated June 3, 2005
                                       of
                     MILLENNIUM BIOTECHNOLOGIES GROUP, INC.

This Prospectus Supplement includes the attached Current Report on Form 8-K of Millennium Biotechnologies Group, Inc. filed by us with the Securities and Exchange Commission on April 5, 2006.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              -------------------
             The date of this Prospectus Supplement is April 6, 2006

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 8-K

                                 CURRENT REPORT

                       Pursuant to Section 13 or 15(d) of
                       the Securities Exchange Act of 1934

                Date of report (Date of earliest event reported):
                          April 5, 2006 (April 5, 2006)

                     MILLENNIUM BIOTECHNOLOGIES GROUP, INC.
               (Exact Name of Registrant as Specified in Charter)

          Delaware                      0-3338                   22-1558317
(State or Other Jurisdiction          (Commission               (IRS Employer
      of Incorporation)              File Number)            Identification No.)

            665 Martinsville Road, Suite 219, Basking Ridge, NJ 07920 (Address of Principal Executive Offices, including Zip Code)

       Registrant's telephone number, including area code: (908) 604-2500

                                 Not Applicable
          (Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

|_| Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

|_| Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

|_| Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

|_| Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

================================================================================

Item 8.01. Other Events.

      On April 5, 2006, Millennium Biotechnologies Group, Inc. (the "Company") issued a press release announcing it had entered into a letter of intent with Aisling Capital II, LP ("Aisling"), which, if consummated, would result in the sale by the Company's wholly owned subsidiary of all of the assets used in the Company's nutraceutical business to a newly formed company controlled by Aisling in exchange for shares of common stock of the new company. The newly formed company would be initially capitalized by the issuance to Aisling of $15 million in convertible preferred stock. A copy of the press release is attached as
Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference. For a further description of the proposed transaction please see the letter of intent which is attached as Exhibit 99.2 to this Current Report on Form 8-K and is incorporated herein by reference.

      The letter of intent is nonbinding and is subject to various conditions, including completion of due diligence by Aisling and approval by the Company's stockholders.

      Upon and subject to the execution of a definitive agreement regarding the sale of its assets and the formation and capitalization of the new company (the "Proposed Transaction"), the Company plans to file with the Securities and Exchange Commission and mail to its stockholders a proxy statement which will contain information about the Company, the Proposed Transaction and related matters. Stockholders are urged to read the proxy statement carefully when it is available, as it will contain important information that stockholders should consider before making a decision about the Proposed Transaction. In addition to receiving the proxy statement from the Company by mail, stockholders also will be able to obtain the proxy statement, as well as other filings containing information about Millennium, without charge, from the Securities and Exchange Commission's website (http://www.sec.gov). This announcement is neither a solicitation of proxy, an offer to purchase, nor a solicitation of an offer to sell shares of the Company. The Company and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the Company's stockholders with respect to the Proposed Transaction. Information regarding any interests that the Company's executive officers and directors may have in the Proposed Transaction will be set forth in the proxy statement.

Item 9.01. Financial Statements and Exhibits.

      (c) Exhibits:

          99.1 Press Release of Millennium Biotechnologies Group, Inc., dated April 5, 2006
          99.2 Letter of Intent, among Millennium Biotechnologies Group, Inc., Millennium Biotechnologies Inc., Aisling Capital II, LP, dated April 5, 2006

                                   Signatures

      Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 5, 2006

                                          MILLENNIUM BIOTECHNOLOGIES GROUP, INC.

                                                    /s/ Jerry E. Swon
                                                    --------------------
                                                    Name:  Jerry E. Swon
                                                    Title: President

                                                                    Exhibit 99.1

       Millennium Biotechnologies Group Enters into Letter of Intent with
             Aisling Capital to Sell Assets to Newly Formed Company
                          in Exchange for Common Stock

BASKING RIDGE, N.J. (BUSINESS WIRE): April 5, 2006, Millennium Biotechnologies Group, Inc. (MBTG) announced today that it has entered into a letter of intent with Aisling Capital II, LP which, if consummated, would result in the sale by Millennium's wholly owned subsidiary of all of the assets used in Millennium's nutraceutical business to a newly formed company controlled by Aisling in exchange for shares of common stock of the new company. The newly formed company would be initially capitalized by the issuance to Aisling of $15 million in convertible preferred stock.

"We believe that this transaction further validates the viability of Resurgex(R) products and that it will provide the capital necessary for the Resurgex(R) product line to achieve significant market penetration," said Jerry E. Swon, President and Chief Executive Officer."

The letter of intent, which has been filed as an exhibit to Millennium's Current Report on Form 8-K, is nonbinding and is subject to various conditions, including completion of due diligence by Aisling and approval by Millennium's stockholders.

Aisling Capital II, LP is a leading private equity fund that invests in life science companies developing biopharmaceutical products and creating businesses based on advanced life sciences technology.

About Millennium Biotechnologies, Inc.

Millennium Biotechnologies, Inc. is a research-based nutraceutical company and a pioneer in the emerging field of specialized nutritional supplements. The company's flagship products, RESURGEX(R), RESURGEX Plus(R), and RESURGEX Select(TM) are designed to assist in strengthening cellular defense and supporting the immune system in patients with cancer, HIV/AIDS, Hepatitis C, and other chronic illnesses. Millennium Biotechnologies also owns the exclusive medical-market rights to GliSODin(TM) (SOD/gliadin), the only orally effective form of the important antioxidant SOD (superoxide dismutase). Millennium Biotechnologies, Inc. is a wholly owned subsidiary of Millennium Biotechnologies Group, Inc., a publicly-traded company (OTC BB:MBTG.OB - News). For more information about Millennium Biotechnologies, please call Frank Guarino, Chief Financial Officer at FGuarino@Milbiotech.com or call (908) 604-2500. For more information about the Resurgex line of products visit www.resurgex.com.

Upon and subject to the execution of a definitive agreement regarding the sale of its assets and the formation and capitalization of the new company (the "Proposed Transaction"), Millennium plans to file with the Securities and Exchange Commission and mail to its stockholders a proxy statement which will contain information about Millennium, the Proposed Transaction and related matters. Stockholders are urged to read the proxy statement carefully when it is available, as it will contain important information that stockholders should consider before making a decision about the Proposed Transaction. In addition to receiving the proxy statement from Millennium by mail, stockholders also will be able to obtain the proxy statement, as well as other filings containing information about Millennium, without charge, from the Securities and Exchange Commission's website (http://www.sec.gov). This announcement is neither a solicitation of proxy, an offer to purchase, nor a solicitation of an offer to sell shares of Millennium. Millennium and its executive officers and directors may be deemed to be participants in the solicitation of proxies from Millennium's stockholders with respect to the Proposed Transaction. Information regarding any interests that Millennium's executive officers and directors may have in the Proposed Transaction will be set forth in the proxy statement.

This release includes certain forward-looking information that is based upon management's beliefs as well as on assumptions made by and data currently available to management. This information which has been, or in the future may be, included in reliance on the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, is subject to a number of risks and uncertainties, including but not limited to uncertainty as to market acceptance of our products and the factors identified in the Company's 10-KSB and other documents filed with the Securities and Exchange Commission. Actual results may differ materially form those anticipated in such forward-looking statements even if experience or future changes make it clear the any projected results expressed or implied therein may not be realized. The Company undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances.

Contact:
Millennium Biotechnologies, Inc.
Frank Guarino, 908-604-2500
FGuarino@Milbiotech.com
--------------
Source: Millennium Biotechnologies, Inc.

                          NON-BINDING LETTER OF INTENT
                          AMONG AISLING CAPITAL II, LP,
                   MILLENNIUM BIOTECHNOLOGIES GROUP, INC. AND
                      MILLENNIUM BIOTECHNOLOGIES, INC. FOR
             THE SALE OF ASSETS OF MILLENNIUM BIOTECHNOLOGIES, INC.
                   IN EXCHANGE FOR SHARES OF COMMON STOCK OF A
                              NEWLY FORMED COMPANY

                                  April 5, 2006

This proposal sets forth our preliminary thoughts for the terms and conditions on which Aisling Capital II, LP ("Aisling") would organize and capitalize (the "Investment") a new corporation ("Newco") that would purchase certain assets and assume certain related liabilities of Millennium Biotechnologies Group, Inc. (the "Company") solely in exchange for voting stock of Newco.

Issuer:             Newco.

Investors:          An investor group led by Aisling (together with Menemsha
                    Capital Partners, Ltd. ("Menemsha") and the other members of the investor group, the "Investors"). This term sheet may include one other qualified investor subject to the approval of Aisling and the Company.

Issuance:           Prior to the Asset Sale (as defined below), Newco will issue in a private placement (the "Initial Issuance") $15 million of shares of a new series of Convertible Preferred Stock
                    (the "Preferred Stock") at an initial closing. At any time prior to the second anniversary of the Initial Issuance, the Investors will have the option, exercisable in whole or in part at one or more closings, to invest up to an additional
                    $12 million (the "Subsequent Issuance" and, together Initial
                    Issuance the "Issuance") on the same terms as the Initial
                    Issuance. Menemsha shall be entitled at its option to purchase up to 10% of the amount of Preferred Stock purchased by Aisling in each of the Initial Issuance and the Subsequent Issuance. The Company shall be entitled to purchase for cash up to $2.0 million of Preferred Stock in the Initial Issuance and up to $4.0 million of Preferred
                    Stock in the Subsequent Issuance, which amount shall be subject to increase to (i) $4.5 million, if the Company invests not less than $1.0 million in the Initial Issuance and (ii) $5.0 million, if the Company invests not less than $2.0 million in the Initial Issuance.

Asset Sale:         Newco will purchase, and the Company will cause its wholly owned subsidiary Millennium Biotechnologies, Inc. (the
                    "Subsidiary") to sell (the "Asset Sale"), substantially all of the assets used in connection with the nutraceuticals business (including, but not limited to, all assets associated with the Resurgex line of products) of the Company (the "Assets"), free and clear of all liens, claims, and encumbrances (including any claims for (i) finders' fees, if any, which shall be payable solely by the Company, and (ii) royalty or licensing distribution or other fees) solely in exchange for the issuance to the Subsidiary of shares of common stock of Newco (the "Common Stock") and the assumption by Newco of certain liabilities related to the operation of the Assets (the "Assumed Liabilities").

                    The total value of the shares of Common Stock to be issued and Assumed Liabilities to be assumed shall not exceed $10 million in the aggregate, assuming for such purposes a value of $1.00 per share for the Common Stock. In no event shall the value of the Assumed Liabilities exceed $1.5 million. The definitive documents will include a post-closing working capital adjustment provision.

                    In addition to the Common Stock issued at the initial closing, Newco will issue to the Trust (as defined below) for the benefit of the Subsidiary (or the Company as its successor in interest) a performance vesting warrant (the "Warrant") to purchase up to an additional 2.5 million shares of Common Stock (the "Warrant Shares"). The Warrant will become exercisable as to all Warrant Shares at any time following the date on which the following conditions are concurrently satisfied: (i) Newco has aggregate net revenues for the preceding four quarters equal to or exceeding $50 million and (ii) Newco has aggregate pre-tax net income (before dividends) of at least $5 million for the preceding four fiscal quarters. Revenue and income determinations shall be based upon the quarterly or annual financial statements of Newco. The Warrant will have a term of five years and an exercise price equal to $1.00 (subject to adjustment in the event of stock splits or combinations, but not in respect of future issuances of equity securities of Newco).

                    The Asset Sale will be structured so as to qualify for federal income tax purposes as a tax-free reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (a "Tax-Free Reorganization").

                    The shares of Common Stock to be issued to the Subsidiary are referred to herein as the "Consideration."

                    Following the Asset Sale, the Subsidiary will liquidate and, following the satisfaction of all remaining liabilities of the Subsidiary, will distribute the remaining proceeds to the Trust described below.

                    The definitive asset purchase agreement for the Asset Sale shall provide that, in the event that one or more of the conditions specified under the heading "Conditions to Closing of the Asset Sale and the Issuance" has not been satisfied within 60 days of the date of the asset purchase agreement, or in Aisling's reasonable judgment will not be satisfied within such period, then at the option of the Investors, the consideration to be paid for the Assets (i.e., the shares of Common Stock and Assumed Liabilities) may be re-allocated among Common Stock, Assumed Liabilities and cash in such a manner as to result in the satisfaction of any conditions to the Closing (other than the condition specified in clause (x) under the heading "Conditions to Closing of the Asset Sale and the Issuance").

The Trust:          The Consideration will be distributed to a trust (or LLC)
                    (the "Trust") for the benefit of the Company. The terms of the Trust will permit the transfer of the Consideration in one or more private transactions, subject to reasonable limitations to prevent public ownership of Newco.

                    The terms of the Trust will provide that Newco (or its designee) shall have the option to purchase all or any portion of the shares of Common Stock held by the Trust at any time that either (i) the Company ceases to be in compliance with the Investment Company Act of 1940 (the "1940 Act"), or is in compliance with the 1940 Act in reliance on an exemption that expires by its terms within 30 days of the date of notice of exercise of the option, or
                    (ii) for the immediately preceding two quarterly periods the amount of the Company's cash losses for each such quarterly period exceed 4 times the Company's cash on hand as of the end of such quarterly period. The call right specified in clause (ii) above shall terminate on the fourth anniversary of the date of the closing of the Asset Sale.

                    In the event of the exercise of Newco's option as provided above, the purchase price shall be the fair market value of the shares of Common Stock to be purchased as determined by a mutually agreed independent appraiser.

Post-Closing        The capitalization of Newco (assuming: (i) a $15 million
Capitalization:     Initial Issuance, (ii) the Company does not invest in the
                    Initial Issuance, (iii) no reductions of shares of Common
                    Stock to be issued to the Company in respect of Assumed
                    Liabilities; (iv) no effect is given to the issuance of the Warrant) immediately following the Closing shall be:

                                     Common     Series A
                    Name              Stock     Preferred  Percentage
                    -----------    ----------  ----------  ----------
                    Company        10,000,000       0         40%

                    Aisling            0       15,000,000     60%
                      and
                      other
                      Investors

                    In addition, at the Initial Closing, a total of not less than 5,303,030 shares of Common Stock shall be reserved for future issuance under an employee stock option plan to be implemented by Newco.

Price Per Share:    $1.00

Closing:            The date of the Closing is referred to as the "Closing
                    Date."

Use of Proceeds:    Newco will use the proceeds from this financing to fund the sales and marketing efforts of the newly acquired line of nutraceutical products, general corporate purposes, strategic initiatives and working capital.

Conditions for the  The Closing of the Asset Sale and the Issuance will be
Closing of the      conditioned upon: (i) investment by one other qualified
Asset Sale and the  financial investor approved by Aisling if Aisling chooses to
Issuance:           include one other investor; (ii) recruitment and completion of employment agreements with all members of the senior management team on terms approved by Aisling; (iii) execution of confidentiality agreements and assignment of invention agreements by all of Newco's employees and consultants; (iv) completion of financial, legal, tax, regulatory and intellectual property due diligence by the Investors; (v) satisfactory review of a 3 year operating budget; (vi) execution of definitive transaction documents;
                    (vii) approval by Aisling's investment committee; (viii) receipt of all required approvals and consents, including approval by the stockholders of the Company; (ix) confirmation of no significant material adverse events respecting the Company, its business and its prospects occurring prior to the Closing Date; (x) receipt of an opinion in form and substance satisfactory to Aisling that the Asset Sale constitutes a Tax-Free Reorganization; (xi) conversion by all holders of convertible debt of the Company and the Subsidiary of their notes into common stock of the Company; (xii) exchange by all royalty holders of their royalty interests for common stock of the Company; (xiii) receipt of a solvency opinion with respect to the Asset
                    Sale; and (xiv) receipt of a fairness opinion with respect to the consideration to be received by the Subsidiary in connection with the Asset Sale.

Preferred Stock     (a) Conversion. At the option of the holder, at any time or
Terms:              from time to time, any Preferred Stock may be converted into fully paid and non-assessable shares of Common Stock at the then applicable conversion price (the "Conversion Price"), which is subject to adjustment in certain circumstances described below in "Anti-Dilution Provisions." The conversion rate is determined by dividing the Issue Price plus the total amount of the accrued but unpaid dividends by the Conversion Price. The initial conversion rate will be 1 for 1. The Preferred Stock will not be subject to mandatory conversion.

                    Each share of Preferred Stock will automatically be converted into Common Stock at the then applicable conversion rate upon the written consent of the holders of a majority of the outstanding Preferred Stock.

                    (b) Anti-Dilution Provisions. In the event that on or prior to the first anniversary of the closing of the Initial Issuance Newco issues additional securities at a purchase price less than the then-current Conversion Price, the Conversion Price will be reduced to the price at which the new shares are issued. In the event that after the first anniversary of the closing of the Initial Issuance Newco issues additional securities at a purchase price less than the then-current Conversion Price, the Conversion Price will be reduced based on a full-ratchet formula for a period of 24 months following the Closing Date, and thereafter based on a weighted-average formula . The Preferred Stock will also be subject to anti-dilution protection providing for adjustments to the Conversion Price upon certain additional events, including: (i) subdivision or combination of Common Stock; (ii) dividends or distributions of Common Stock;
                    (iii) reclassification of the Common Stock into a security other than the Common Stock; or (iv) consolidation or merger of the Company with or into another corporation. The foregoing will be subject to customary exclusions for: (i) shares of Common Stock issuable to officers, directors, employees or consultants pursuant to stock option or purchase plans approved by the Board, and (ii) Common Stock issued upon the conversion of Preferred Stock.

                    (c) Liquidation Preference. Upon any liquidation, dissolution or winding up of Newco, holders of the Preferred Stock will receive, prior and in preference to all other holders of equity securities an amount in cash equal to the Per Share Price (as may be adjusted) plus any accrued but unpaid dividends. Thereafter, the remaining proceeds will be distributed ratably to the holders of shares of Common Stock and the Preferred Stock on an as converted basis. For the purposes of this provision, liquidation will include (i) the sale, disposition or exclusive license of all or substantially all of Newco's assets or (ii) a sale, merger, business combination, consolidation or other transaction after which the stockholders of Newco do not own a majority of the outstanding shares or voting power of the surviving corporation.

                    (d) Dividends. The Preferred Stock will be entitled to receive accrued dividends at an annual rate of 8% per annum (which will not be compounding) when, as and if declared by the Board of Newco, but in any event upon liquidation, redemption or conversion. This dividend will be in preference to any dividend on any other class or series of Newco's equity securities. The holders of the Preferred Stock will be entitled to participate pro rata in any dividends paid on the Common Stock on an as-if-converted basis.

                    (e) Preemptive Rights. Subject to customary carve-outs, if Newco issues additional securities or securities convertible into or exchangeable for securities of Newco, each of the Investors will have the right to purchase its pro rata share of the offering in order to maintain its relative equity position in Newco.

                    (f) Protective Provisions. Consent of a majority of the holders of the outstanding shares of Preferred Stock of Newco, voting as a separate class, shall be required to approve: (i) any offer, sale, designation or issuance of any security senior to or pari passu with the Preferred Stock;
                    (ii) the repurchase or redemption of capital stock of Newco (except from employees at cost upon termination); (iii) any increase or decrease in the number of authorized shares of Common Stock or Preferred Stock (other than in connection with the transactions contemplated hereby); (iv) any amendment to the Articles of Incorporation or other governing documents of Newco; (v) any alteration or change to the rights, preferences or privileges of the Preferred Stock, by merger, consolidation or otherwise; (vi) the entry into the sale or exclusive license of all or substantially all the assets of Newco, mergers, consolidations, other business combinations, recapitalizations and liquidations;
                    (vii) any acquisition of the stock or assets of any other entity, strategic alliance, technology licensing arrangement, joint venture or other corporate partnering relationship; (viii) an increase or decrease in the number of directors to the Board; (ix) any dividends or distributions on Newco's capital stock; (x) any increases to the size of the employee option pool by more than 5% per annum; (xi) any registration of securities under the Securities Act of 1933 or any grant of registration rights;
                    (xii) any incurrence of indebtedness in excess of $750,000;
                    (xiii) the approval of Newco's business plan and any material changes thereto; (xiv) the expansion into any new businesses; or (xv) any changes in the foregoing list. The foregoing will apply to any subsidiary or controlled affiliate of Newco.

                    (g) Voting. Except as otherwise contemplated herein, the Preferred Stock will vote with the Common Stock on an "as if" converted basis and will be entitled to vote on any matters on which the stockholders of Newco are entitled to vote.

Right of First      Except for transfers to permitted transferees, certain
Refusal; Co-Sale    members of management and other holders of Common Stock will
Rights:             be subject to a right of first refusal in favor of first,
                    Newco, and then, the Investors. The holders of Common Stock will be subject to co-sale rights in favor of the Investors.

Registration        Holders of the Preferred Stock of Newco will have demand
Requirements:       registration rights, unlimited registration rights on Form
                    S-3 (including shelf registrations) and unlimited piggyback registration rights.

                    The registration expenses (other than underwriting discounts and commissions) of the demand, piggyback and Form S-3 registrations, including the expenses of one counsel for all selling stockholders selected by the selling stockholders, will be borne by Newco. Other expenses of registered offering will be borne by the selling stockholders.

                    The Company will have "piggyback" registration rights for offerings of Common Stock (other than in connection with an initial public offering of the Common Stock and subject to customary cutbacks).

Information Rights: All members (and observers) of the Board of Newco shall be furnished with (i) notification of material litigation or threat thereof, and (ii) copies of all filings made with the Securities and Exchange Commission, if any.

                    The Investors will (A) receive customary information rights, including: (i) unaudited monthly and annual financials (with analysis of variances from budget and prior period results);
                    (ii) audited annual financial statements in accordance with GAAP and certified by Newco's auditors within 120 days of year-end; (iii) an annual business plan and projected financial statements, approved by the Board, and delivered prior to the beginning of such year; and (iv) other customary information as may be reasonably requested; and
                    (B) have the right to inspect Newco's books and records and the right, with reasonable notice, to visit and inspect Newco's properties at any time.

                    Subject to the Company entering into a confidentiality agreement on terms acceptable to Newco, the Company will be entitled to receive: (i) unaudited quarterly and annual financials (with analysis of variances from budget and prior period results); and (ii) audited annual financial statements in accordance with GAAP and certified by Newco's auditors within 120 days of year-end.

Board of Directors: The terms of the Preferred Stock will provide that the Board of Newco will be composed of five directors, with three of such directors elected by the holders of the Preferred Stock. At the closing, the Board will include (i) a representative of the Trust, for so long as the Trust owns not less than 50% of the shares of Common Stock issued to the Trust in connection with the Asset Sale, which director will be nominated by Jerry Swon, subject to the approval of Aisling, (ii) the CEO of Newco, (iii) three directors designated by Aisling (the "Investor Directors"). Newco will maintain liability insurance for directors and officers of Newco in an amount satisfactory to Aisling. Newco will enter into standard indemnification agreements with Investor Directors. At any time Aisling is not represented on the Board, so long as Aisling owns at least 10% of the Preferred Stock (or Common Stock underlying the Preferred Stock), Aisling will have observation rights at the Board and any committee thereof. In addition, Menemsha will have observation rights at the Board and any committee thereof.

Employment/         Key employees shall enter into employment, consultant and
Non-Competition     non-competition agreements on terms acceptable to the
Agreements:         Investors (these terms will be discussed separately). Jerry
                    Swon shall be retained as a consultant to Newco for a term of two years from the Closing Date. This consultant agreement will serve as Jerry Swon's sole agreement with Newco with terms acceptable to Jerry Swon, Aisling, and the new CEO. Newco shall maintain key-person insurance for the benefit of the Investors, in amounts as determined by the Board.

                    All employees and consultants shall enter into an invention and confidentiality agreement acceptable to the Investors.

Stock Option Plan:  Stock options granted to employees of Newco will vest as follows: After twelve months, 25% will vest; the remainder will vest monthly over the following 36 months, with 1/48th of the stock vesting on the monthly anniversary of the grant date.

Asset Purchase      The Asset Sale will be made pursuant to an asset purchase
Agreement:          agreement mutually acceptable to the Company, Newco and the
                    Investors, which agreement will contain, among other things, appropriate representations and warranties of the Company
                    (including as to such matters as intellectual property rights, legal, tax, accounting and financial issues, regulatory issues and disclosure), covenants of the Company reflecting the provisions set forth herein (including a covenant to comply with the requirements of the 1940 Act), appropriate conditions of closing which will include, among other things, compliance with applicable laws, delivery of a stockholders agreement, approval of the Asset Sale by the stockholders of the Subsidiary and the opinion of counsel of the Company, and customary indemnities by the Company and certain stockholders of the Company in favor of the Investors.

Expenses:           Each party will bear its own expenses except as provided in the "No Shop" section below.

Non-Binding:        Other than with respect to "Expenses," "Confidentiality,"
                    "No Shop," "Governing Law" and this section (each of which shall be binding on the parties hereto), this term sheet is not an offer, binding commitment, agreement to agree or contract on the part of the Company, the Subsidiary or Aisling. The parties shall have no obligations with respect to this term sheet until definitive agreements have been prepared and executed by each party.

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

Confidentiality:    No party will make any public announcement of the signing of this term sheet or the transactions contemplated hereby or of the pendency of discussions between the parties or disclose the contents of this term sheet without the consent of the other parties, except as otherwise required by law.
                    If any announcement is required by law to be made by any party, such party will, prior to making such announcement, to the extent not prohibited by such law, deliver a draft of such announcement to the other party and will give the other party reasonable opportunity to comment thereon.
                    Notwithstanding the foregoing Aisling may disclose this term sheet to one or more potential co-investors or financing sources.

No Shop: In consideration of the investment of Aisling resources in the evaluation and negotiation of the Investment and to induce Aisling to move forward, neither the Company nor any of its affiliates, directly or indirectly, will solicit any third party regarding a potential investment in the Company, engage in discussions with any third party regarding a potential investment in the Company or consummate the sale of any debt or equity security or derivative thereof or sale or license of all or substantially all of the assets of the Company or any of its subsidiaries for a period of 70 days (unless otherwise specified by Aisling) after the execution of this term sheet by both the Company and Aisling other than (i) for the purposes of seeking additional investors to be co-investors hereunder with the approval of Aisling, or
                    (ii) sales of equity by the Company in instances where an investment is required to fund the Company's current working capital requirements prior to the Closing. If the Company violates the provisions hereof, it shall pay to Aisling a fee equal to $200,000 as reimbursement for all Aisling's expenses in connection with pursuing the Investment or enforcing any of the provisions hereof, in addition to all other rights and remedies available.

Governing Law:      This term sheet will be governed by and construed in
                    accordance with the laws of New York without regard to the principles of conflicts of law of any jurisdiction.

The foregoing accurately summarizes the understanding and agreement of the parties with respect to the matters covered by this term sheet as of the day and year first above written.

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

MILLENNIUM BIOTECHNOLOGIES GROUP, INC.       AISLING CAPITAL II, LP

By: /s/ Jerry Swon                           By:
    --------------                               ------------------
    Name: Jerry Swon                             Name:
    Title:  Chief Executive Officer              Title:

MILLENNIUM BIOTECHNOLOGIES, INC.

By: /s/ Jerry Swon
    --------------
    Name: Jerry Swon
    Title:  Chief Executive Officer

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